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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed: 06/30/2008
Funds – 811-21825 (Funds of Funds/Feeders-Investing in Underlying AARP Portfolios Portfolios – 811-4839 (Underlying AARP Portfolios)

2. State Identification Number:

AL 34288	AK 60056480	AZ 42635	AR 60017656	CA —	CO 2006-31-182
CT 1037151	DE 46387	DC 60025388	FL —	GA SC, MF004893	HI —

ID 59050	IL 60018200	IN 06-0029IC	IA I-61684	KS 2006 S0000645	KY 60013323

LA 107080	ME 10010322	MD SM2006 0065	MA —	MI 946498	MN R47766.1

MS 60039998	MO 2006-00025	MT 55975	NE 64216	NV —	NH —
NJ MF-4206	NM 21584	NY S31-37-62	NC —	ND AT589	OH 55666
OK SE-2140927	OR 2006-14	PA 2006-01-020MF	RI —	SC MF16224	SD 35530

TN M06-0062	TX C78705	UT 006-9744-91	VT 1/04/06-49	VA 148465	WA 60041043
WV MF54250	WI 500496-03	WY 23962	PUERTO RICO S-30339
Other (specify):

3. Exact name of investment company as specified in registration statement:
AARP Funds	AARP Portfolios

4. Address of principal executive office (number, street, city, state, zip code):
650F Street NW, Washington DC 20004

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

KPMG LLP	Telephone	617 988 1000
99 High Street	Fax	617 988 0800
Boston, MA 02110-2371	Internet	www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the AARP Funds and AARP Portfolios (collectively the Trusts):

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Trusts complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) with respect to the securities held by an affiliated sub-custodian bank pursuant to rule 17f-5 of the Act as of June 30, 2008. Management is responsible for the Trusts’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trusts’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trusts’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2008, and with respect to agreement of security purchases and sales, for the period from February 29, 2008 (date of last examination) through June 30, 2008:

•

Confirmations of all securities held by institutions in book entry form (Erste Bank Der Oesterreichischen Sparkas, HSBC Australia, Deutsche Bank Belgium, Credit Suisse Zurich, Deutsche Bank AG Frankfurt, Skandinaviska Enskilda Banken Copenhagen, Depository Trust Company, Deutsche Bank Spain, SEB Finland, Deutsche Bank Paris, State Street Bank London-Crest, National Bank of Greece SA, Standard Chartered Bank, Bank of Ireland, Deutsche Bank Italy, Mizuho Corporate Bank LTD, Deutsche Bank AG Amsterdam, SEB Norway, HSBC New Zealand, Banco Commerciale Portugeus, Skandinaviska Enskilda Banken Stockholm, DBS Singapore.)

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer, and shares with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Trusts and the Custodian

•	Confirmation of all futures contracts with brokers and agreement of underlying collateral with broker records.

•	Agreement of two (2) security purchases and two (2) security sales or maturities for each fund since the date of our last report from the books and records of the Trusts to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trusts’ compliance with specified requirements.

In our opinion, management’s assertion that the Trusts complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008, with respect to securities reflected in the investment accounts of the Trusts that are held by the affiliated sub-custodian bank pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AARP Funds and AARP Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts

August 20, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

P.O. Box 8035 Boston, MA 02266-8035

1-800-958-6457 www.aarpfunds.com

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the AARP Funds and the AARP Portfolios (collectively “the Trusts”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 with respect to securities held by an affiliated sub-custodian bank pursuant to rule 17f-5, “Custody of Investment Company Assets Outside the United States.” We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trusts’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 with respect to securities held by an affiliated sub-custodian bank pursuant to rule 17f-5 as of June 30, 2008 and from February 29, 2008 (the date of the last examination) through June 30, 2008.

Based on this evaluation, we assert that the Trusts were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 with respect to securities held by an affiliated sub-custodian bank pursuant to rule 17f-5 as of June 30, 2008, and from February 29, 2008 (the date of the last examination) through June 30, 2008, with respect to securities reflected in the investment accounts of the Funds.

AARP Funds

By:
Richard Hisey
President

By:
Jeffrey Gaboury
Assistant Treasurer

Distributed by ALPS Distributors, Inc.
Advised by AARP Financial Inc.